E/D

19005426

SEC Mail Processing
FEB 11 2019
Washington, DC

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69940 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winlo Management Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4300 Biscayne Blvd., Suite 203
(No. and Street)

| Miami | FL | 33137 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Osborne 704-756-3072
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

| 18401 Burbank Blvd #120 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



GK

RMS

## OATH OR AFFIRMATION

I, Erin Osborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winlo Management Group, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit # 13,171

[signature]
Signature

CEO
Title

[signature] 23/01/2019
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECIBO
18-B4159445
Sello
RAFAEL A. OJEDA DIEZ
NOTARIO
9392
01/10/2019
$5.00
Sello de Asistencia Legal
80011-2019-0110-83784288

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Winlo Management Group, LLC

**Opinion on the Financial Statements**
I have audited the accompanying statement of financial condition of Winlo Management Group, LLC as of December 31, 2018, the related statements of income, changes in members' equity, and cash flows for the thirteen months then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Winlo Management Group, LLC as of December 31, 2018, and the results of its operations and its cash flows for the thirteen months then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Winlo Management Group, LLC 's management. My responsibility is to express an opinion on Winlo Management Group, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Winlo Management Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Supplemental Information**
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Winlo Management Group, LLC 's auditor since 2018.
Tarzana, California
January 23, 2019

**WINLO MANAGEMENT GROUP**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

| **Assets** | | **2018** |
|---|---|---|
| Current Assets | | |
| Cash | $ | 93,003 |
| Other current assets | | 1,070 |
| Total current assets | | 94,073 |
| **Total assets** | $ | 94,073 |
| | | |
| **Liabilities and Equity** | | |
| Current liabilities | | |
| Accounts Payable | $ | 8,783 |
| Due to Member | $ | 439 |
| Payroll and payroll taxes payable | | 758 |
| Accrued expenses | | 750 |
| Total current liabilities | | 10,730 |
| Equity | | |
| Members' equity | | 83,343 |
| Total equity | | 83,343 |
| **Total liabilities and equity** | $ | 94,073 |

*See accompanying notes to the financial statements*

**WINLO MANAGEMENT GROUP**
**STATEMENT OF INCOME**
**FOR THE 13 MONTHS ENDED DECEMBER 31, 2018**

| | | |
|---|---|---|
| **Revenues:** | | |
| Revenue from Unregistered Offerings | $ | 85,000 |
| Other Revenue | | 90,000 |
| Total revenue | | 175,000 |
| **Expense:** | | |
| Administrative Expenses | | 2,389 |
| Legal & Professional | | 23,413 |
| Regulatory Fees | | 2,851 |
| Office Expenses | | 2,647 |
| Salaries & Wages | | 9,519 |
| Tax and License Expenses | | 2,131 |
| Misc. Expenses | | 2,322 |
| Total expenses | | 45,273 |
| **Net income (loss)** | $ | 129,727 |

*See accompanying notes to the financial statements*

**WINLO MANAGEMENT GROUP**
**STATEMENT OF EQUITY**
**FOR THE 13 MONTHS ENDED DECEMBER 31, 2018**

| | Members' Equity | Additional Paid In Capital | Members' Draw | Retained earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 5, 2017 | $ 30,066 | $ - | $ - | $ (9,792) | $ 20,275 |
| Net Income (loss) | - | 8,342 | (75,000) | 129,727 | 63,068 |
| Balance, December 31, 2018 | $ 30,066 | $ 8,342 | $ (75,000) | $ 119,935 | $ 83,343 |

*See accompanying notes to the financial statements*

**WINLO MANAGEMENT GROUP**
**STATEMENT OF CASH FLOW**
**FOR THE 13 MONTHS ENDED DECEMBER 31, 2018**

| | | 2018 |
|---|---|---|
| **Operating activities** | | |
| Net income (loss) | $ | 129,727 |
| Adjustments to reconcile net income (loss) to | | |
| net cash provided by operating activities: | | |
| Change in working capital components: | | |
| Decrease (increase) in other current assets | | (1,070) |
| Accounts Payable | | 8,283 |
| Due to Members | | 439 |
| Payroll taxes payable | | 558 |
| Accrued expenses | | - |
| **Net cash provided (used) by operating activities** | | 137,936 |
| **Financing activities** | | |
| Additional paid in captial from shareholder | | - |
| Members' draw | | (75,000) |
| **Net cash provided (used) by financing activities** | | (75,000) |
| Increase in cash | | 62,936 |
| **Cash at 12/5/17** | | 30,066 |
| **Cash at 12/31/18** | $ | 93,003 |
| **Supplementary Information:** | | |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | - |

*See accompanying notes to the financial statements*

# WINLO MANAGEMENT GROUP NOTES TO FINANCIAL STATEMENTS FOR THE 13 MONTHS ENDED 12.31.18

## Note 1 - Nature of Operations

Winlo Management Group, LLC (the "Company) was formed on January 29, 2016 in the state of Florida as a limited liability company. The Company was approved by FINRA as a broker-dealer on December 5, 2017. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member firm of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

## Note 2 – ASC 606 Revenue Recognition Policy

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Fees earned: This includes fees earned from unregistered offerings and other revenue.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

Advisory services contracts for finance activities may contain a variety of promised goods and services. The Company may be engaged to assist its client, may promise due diligence services, pre-transaction structuring advice, and finding prospective buyers. The Company will need to determine whether each promised good or service is capable as being distinct and distinct in the context of the contract because they are an input to the combined output of selling the business. The Company will apply significant judgement to identify the

performance obligations and different conclusions may be reached based upon the specific terms and conditions of the contract. Many contracts contain variable considerations (e.g. success fees). The amount of variable consideration the Company can include will be limited to the amount for which it is probable that a significant revenue reversal will not occur when the uncertainties related to the variability are resolved. The Company will recognize the consideration allocated to specific performance obligations when, or as, those performance obligations are satisfied. Retainer fees (nonrefundable), announcement fees and success fees would not be recognized until the performance obligation has been satisfied (such as the close of sale). This may result in a change in the timing of recognition of the retainer fee compared to current practice prior to the adoption of Topic 606.

**Note 3 – Summary of Significant Accounting Policies**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a Corporation and is subject to taxation according to Act 20-2012 of Puerto Rico. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2016 and 2017.

Management has reviewed the results of operations for the period of time from December 31, 2018 through January 23, 2019, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation

techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level I inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2018, there were no levels to measure.

**Note 4 – Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018 the Company had net capital of $82,273, which was $77,273 in excess of its required net capital of $5,000 (net capital is the greater of 6 2/3% of aggregated indebtedness and $5,000 for the Company); and the Company's ratio of aggregate indebtedness of $10,730 to net capital was 0.13-to-1, which is less than the 8-to-l maximum ratio allowed for a broker dealer.

**WINLO MANAGEMENT GROUP**
**SUPPLEMENTARY INFORMATION**
**FOR THE 13 MONTHS ENDED DECEMBER 31, 2018**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

| | | |
|---|---|---|
| Total equity from financial condition | $ | 83,343 |
| Deduction and charges: | | |
| Non-allowable assets | | (1,070) |
| Net Capital | $ | 82,273 |
| Aggregate Indebtedness: | | |
| Accrued expenses | $ | (10,730) |
| Total aggregate indebtedness | $ | (10,730) |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required | $ | 5,000 |
| Net capital | | 82,273 |
| Excess net capital | $ | 77,273 |
| Ratio: Aggregate indebtedness to net capital | | 13.04% |

Reconciliation with Company's Computation:

| | | |
|---|---|---|
| Members' equity as reported in Company's Part II Focus report (unaudited) | $ | 83,343 |
| Audit Adjustments*: | | |
| Rounding | | - |
| Members' equity per this audit report | $ | 83,343 |

*There was no changes from the Company filed Focus Report and this audit report.

WINLO MANAGEMENT GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 1Sc3-3 of the Securities and Exchange Commission
December 31, 2018

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31,2018

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

# Assertions Regarding Exemption Provisions

We, as members of management of Winlo Management Group, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending December 5, 2017 through December 31, 2018.

Winlo Management Group, LLC

By:

CEO

(Name and Title)

1.23.19

(Date)

**BRIAN W. ANSON**
*Certified Public Accountant*
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Winlo Management Group, LLC
Miami, Florida

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Winlo Management Group, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Winlo Management Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Winlo Management Group, LLC, stated that Winlo Management Group, LLC, met the identified exemption provision throughout the most recent year without exception. Winlo Management Group, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Winlo Management Group, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2019